News Release TSX-V: PDO 2010-08 April 22, 2010

PORTAL INCREASES AFTER PAY-OUT INTEREST IN BIGWAVE  JV

Portal Resources Ltd. (TSX-V: PDO) (the “Company”) is pleased to announce that it has agreed to purchase a 6.6% “after pay-out” working interest (the “Interest”) in the Company’s Bigwave Oil and Gas Joint Venture (the “Joint Venture”) for a total of C$5,000 in cash and 500,000 common shares in the capital of the Company.

The Participation Agreement was previously announced by the Company on April 14, 2009.  The Agreement currently requires Portal to assign 30% of its 22% working interest in the Joint Venture (net 6.6%) to certain other participants in the Joint Venture after Portal recovers all of its invested capital from its share of oil and gas production revenue (after pay-out). On the closing of the purchase of the Interest, the Participation Agreement will be terminated and Portal will hold a 22% working interest in the Joint Venture.

The Company’s obligation to complete the purchase of the Interest is subject to the satisfaction of certain normal conditions precedent, including the completion of due diligence and receipt of any required approval from the TSX Venture Exchange.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net